Exhibit 99.1

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(UNAUDITED)

- - - - - - - - - - - -

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,365,582	4,178,866
Short term deposits		2,500,000	—
Trade receivables		36,675	114,564
Other current assets	3	550,044	421,919
Inventories		340,461	394,193

TOTAL CURRENT ASSETS		5,792,762	5,109,542

NON-CURRENT ASSETS:
Restricted deposit	4	76,364	68,001
Prepaid expenses		15,728	33,333
Operating lease right-of-use asset	5	332,449	418,790
Property and equipment, net		114,962	107,906
TOTAL NON-CURRENT ASSETS		539,503	628,030

TOTAL ASSETS		6,332,265	5,737,572

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		182,322	184,247
Operating lease liabilities	5	218,985	202,563
Other current liabilities	6	835,830	933,995

TOTAL CURRENT LIABILITIES		1,237,137	1,320,805

NON-CURRENT LIABILITIES:

Operating lease liabilities, net of current portion	5	141,169	216,917
Derivative warrant liabilities	7	1,424,033	4,511,491

TOTAL NON-CURRENT LIABILITIES		1,565,202	4,728,408

COMMITMENTS AND CONTINGENCIES	9

SHAREHOLDERS’ DEFICIT	8
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 as of June 30, 2025 and December 31, 2024; Issued and outstanding 17,063,630 and 12,817,092 shares as of June 30, 2025 and as of December 31, 2024, respectively		95,782	72,061
Additional paid-in capital		35,207,386	29,093,585
Accumulated losses		(31,773,242)	(29,477,287)

TOTAL SHAREHOLDERS’ EQUITY		3,529,926	(311,641)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,332,265	5,737,572

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars

	Six months ended June 30,	Six months ended June 30,
	2025	2024
	U.S. dollars

Sales	357,979	282,693
Cost of Sales	431,888	209,529

GROSS PROFIT (LOSS)	(73,909)	73,164

Research and development expenses	1,155,436	662,440
Selling and marketing expenses	752,420	516,401
General and administrative expenses	1,670,513	1,122,759

OPERATING LOSS	(3,652,278)	(2,228,436)
Change in fair value of derivative warrant liabilities	1,253,042	67,227
Other finance income, net	103,281	135,115

NET LOSS AND COMPREHENSIVE LOSS	(2,295,955)	(2,026,094)

Net loss per ordinary share, basic and diluted	(0.14)	(0.19)
Weighted average number of ordinary shares outstanding, basic and diluted	16,018,334	10,940,958

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total

BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2024:
Stock based compensation	-	-	26,434	-	26,434
Exercise of pre-funded warrants and consultant warrants (Note 8B and 8E)	1,088,590	5,792	(5,792)	-	-
Comprehensive loss	-	-	-	(2,026,094)	(2,026,094)

BALANCE AS OF JUNE 30, 2024	11,162,546	62,019	24,492,530	(20,449,151)	4,105,398

BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2025:
Issuance of ordinary shares and pre-funded warrants, net of issuance costs (Note 8D)	2,818,182	15,762	2,516,733		2,532,495
Stock based compensation			511,818		511,818
Issuance of ordinary shares from vested restricted share units	283,999	1,611	(1,611)		-
Exercise of series A warrants (Note 8B)	1,144,357	6,348	3,086,861		3,093,209
Comprehensive loss				(2,295,955)	(2,295,955)

BALANCE AS OF JUNE 30, 2025	17,063,630	95,782	35,207,386	(31,773,242)	3,529,926

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,295,955)	(2,026,094)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation	13,762	10,448
Stock based compensation	511,818	26,434
Inventory write-down	81,677	—
Changes in fair value of derivative liabilities	(1,253,042)	(67,227)
Loss from exchange differences on cash and cash equivalents	5,640	2,850
Finance (expenses) income	27,015	(14,104)
Changes in operating assets and liabilities:
Trade receivables, net	77,889	(89,622)
Other current assets	(128,125)	(34,221)
Prepaid expenses	17,605	—
Inventories	(27,945)	(113,261)
Operating lease right-of use asset	86,341	53,863
Trade payables	(1,925)	134,346
Operating lease liabilities	(86,341)	(53,279)
Other current liabilities	(98,165)	166,386

Net cash used in operating activities	(3,069,751)	(2,003,481)

CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in short term deposits	(2,500,000)	—
Change in restricted deposit	(8,363)	(68,603)
Purchase of property and equipment	(20,818)	(64,366)
Net cash used in investing activities	(2,529,181)	(132,969)
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of series A warrants (Note 8B)	1,258,793	—
Issuance of ordinary shares and prefunded warrants, net of issuance costs (Note 8D)	2,532,495	—
Net cash from financing activities	3,791,288	—

Effect of exchange rate changes on cash, cash equivalents	(5,640)	(2,850)
Net decrease in cash and cash equivalents	(1,813,284)	(2,139,300)
Cash and cash equivalents at beginning of period	4,178,866	7,428,405
Cash and cash equivalents at end of period	2,365,582	5,289,105

	Six months ended June 30,
	2025	2024
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:
Cash received from interest	127,596	135,116
Supplemental disclosure of non-cash investment and financing activities:
Derivative warrants liabilities exercised into ordinary shares	1,834,416	—
Right-of-use assets obtained in exchange for operating lease liabilities	—	545,929

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

Note 1 – General

A.

PARAZERO TECHNOLOGIES LTD. (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 1 Hatachana, Kfar Saba, 4453001, Israel. The Company is a developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility aircraft. Started in 2014 by a group of aviation professionals and drone industry veterans, the Company develops, manufactures, markets and sells smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight, as well as for various military applications including counter-unmanned aircraft system. The Company sells its products internationally.

The Company’s ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “PRZO” on July 27, 2023, following its initial public offering transaction. See Note 8.A below.

B.

The Company has funded its operations substantially through issuances of its equity securities in public and private offerings.

The Company is in its early commercialization stage and has not generated significant revenues at this stage.

As of June 30, 2025, the Company had $4.8 million in cash, cash equivalents and short-term deposits. The Company has incurred recurring losses and negative cash flows from operating activities since inception. Net cash used in operating activities for the six months ended June 30, 2025 was $3 million, and as of June 30, 2025, the Company had accumulated losses of approximately $32 million.

Subsequent to the balance sheet date, the Company closed a registered direct offering and received gross proceeds of approximately $2.2 million. See Note 11B below.

Considering the above, the Company’s management estimates, based on its operating plan, its cash position, together with anticipated revenue from existing customers pursuant to existing purchase orders, it will be sufficient to fund its current operations and satisfy its obligations through for a period of at least 12 months, from the date of issuance of these interim financial statements.

PARAZERO TECHNOLOGIES LTD.

Note 2 – Basis for Presentation and Significant Accounting Policies

A.	Basis for Presentation

The Company’s accompanying unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

The condensed interim financial statements reflect all adjustments considered necessary for a fair presentation of the results of operations and financial position for the interim periods presented. All such adjustments are of a normal recurring nature.

These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2024 and notes thereto that are included in the Company’s Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2025. The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2025.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements except for the following:

C.	Short term deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates fair market value.

D.	Stock based compensation

The Company accounts for restricted share units (“RSUs”) under ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, non-employee consultants and directors, based on the fair value of the awards on the date of grant based on the closing trading price of the underlying shares at the date of grant.

The expense for RSUs cost is recognized over the requisite service period of each individual grant using the straight-line basis.

PARAZERO TECHNOLOGIES LTD.

Note 3 – Other Current Assets:

	June 30	December 31
	2025	2024
Governmental institutions	136,971	33,972
Prepaid expenses	337,594	322,198
Deferred contract costs (1)	-	57,392
Other current assets	75,479	8,357
	550,044	421,919

(1) The following table shows the change in deferred contract costs for the respective periods:

	June 30	December 31
	2025	2024
Balance at the beginning of the period	57,392	68,427
Contract costs recognized during the period	(57,392)	(68,427)
Contract costs relating to new sales	-	57,392
Balance at the end of the period	-	57,392

Note 4 – Restricted Deposits:

The restricted deposits consist of funds that are contractually restricted as to usage or withdrawal due to guarantees made with regard to lease payments for the Company’s office space. The bank deposit bears an annual interest rate of 4%.

Note 5 – Leases:

On February 1, 2024, the Company entered into a three-year lease agreement commencing on March 15, 2024 (the “Lease Agreement”), to move its corporate headquarters, including the offices and research and development facility, to 1 Hatahana Street, Menivim Tower, Kfar Saba 4453001 Israel where it occupies approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. The Company completed the move to the new corporate headquarters in March 2024. The monthly aggregate rental payment is NIS 71,000 plus VAT, as required under Israeli law. At the end of the term, the Company has an option to extend the lease for an additional three years (Which are not included in the measurement of the lease).

In addition, the Company provided a bank guarantee in the amount of approximately NIS 257,680 (approximately $68,603) to the Company’s landlords as part of the Lease Agreement.

Previously, the Company had a two-year lease agreement for its office in Kiryat Ono, Israel that began in 2020, and was renewed in 2022 for an additional two years that ended in February 2024 and further extended by one month that ended in March 2024. The facility occupied approximately 2,100 square feet and the annual lease payment was approximately $50 thousand.

The Company’s lease expenses were as follows:

	Six months ended
	June 30,
	2025	2024
Lease expense	$123,422	$45,736

Other information related to the new operating leases as follows:

	Six months ended
	June 30,
	2025	2024
Weighted-average remaining lease term — operating leases (years)	1.71	2.71
Weighted-average discount rate — operating leases (%)	11.54	11.54

PARAZERO TECHNOLOGIES LTD.

Undiscounted maturities of operating lease payments are summarized as follows:

June 30, 2025
2025	$104,007
2026	$191,712
2027	$37,278
Total undiscounted cash flows	$332,997
Imputed interest	$27,157
Operating lease liabilities	$360,154

Note 6 – Other Current Liabilities:

	June 30	December 31
	2025	2024
Accrued employee compensation	374,883	447,161
Deferred Revenue (1)	115,690	142,340
Warranty provision	12,335	12,335
Advances from customers	167,230	46,134
Accrued expenses	160,106	272,819
Other current liabilities	5,586	13,206
	835,830	933,995

(1) The following table shows the change in deferred revenue for the respective periods:

	June 30	December 31
	2025	2024
Balance at the beginning of the period	142,340	201,762
Deferred revenue relating to new sales	-	104,450
Revenue recognized during the period	(26,650)	(163,872)
Balance at the end of the period	115,690	142,340

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be recognized as revenue in future periods. As of June 30, 2025, the total RPO amounted to $432,920, which the Company expects to recognize in the future

PARAZERO TECHNOLOGIES LTD.

Note 7 – Derivatives Warrant Liabilities:

Private Placement Warrants

The Company issued pre-funded warrants, series A warrants and series B warrants as part of the PIPE (as defined in Note 8.B below) from October 2023. The pre-funded warrants and series B warrants have been fully exercised. As of June 30, 2025, 1,837,461, series A warrants were outstanding. Each series A warrant may be exercised to purchase one ordinary share with an exercise price of $1.10 per ordinary share, subject to beneficial ownership limitations and adjustments.

The fair value of the series A warrants as of June 30, 2025 was calculated by an independent valuation expert, performing numerous iterations using the Black–Scholes option price model, based on a probability of an adjustment event and using the following assumptions:

	June 30, 2025	December 31, 2024
Expected volatility (%)	73.03% - 81.94%	80.84% - 83.21%
Risk-free interest rate (%)	3.7% - 4.31%	4.08% - 4.34%
Expected Life (years)	1.33 - 4.32	1.89 - 4.39
Value per share	$0.77 - $1.6	$1.53 - $2.48
Exercise price (U.S. dollars per share)	$1.1	$1.1

The following table sets forth the changes in the number of outstanding series A warrants during the six months ended June 30, 2025:

Balance as of December 31, 2024	2,981,818
Exercise of warrants	(1,144,357)
Balance as of June 30, 2025	1,837,461

The following table sets forth the fair value changes of the series A warrants during the six months ended June 30, 2025:

Balance as of December 31, 2024	4,511,491
Change in fair value	(1,253,042)
Exercise of warrants	(1,834,416)
Balance as of June 30, 2025	1,424,033

PARAZERO TECHNOLOGIES LTD.

Note 8 – Shareholders’ Equity:

A.	Initial public offering (the “IPO”)

On July 31, 2023, the Company closed an initial public offering of its ordinary shares (the “IPO”). The Company issued and sold 1,950,000 ordinary shares pursuant to which it received gross proceeds of approximately $7.8 million.

B.	Private investment

On October 30, 2023, the Company raised gross proceeds of approximately $5.1 million in a private investment in public equity transaction (the “PIPE”). The Company issued and sold 1,136,364 ordinary shares and issued 3,500,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $5.1 million. In addition, the Company issued an aggregate of 4,636,364 and 140,373, series A warrants and series B warrants, respectively, to purchase ordinary shares.

During 2023, certain warrant holders exercised 2,894,548 pre-funded warrants and 8,257 series B warrants via a cashless exercise mechanism for which investors received 2,876,957 and 8,217 ordinary shares, respectively.

During January and February 2024, certain warrant holders exercised 605,452 pre-funded warrants and 132,116 series B warrants on a cashless basis into 601,367 ordinary shares and 131,249 ordinary shares, respectively.

During December 2024, certain warrant holders exercised 1,654,546 series A warrants into 1,654,546 ordinary shares accordingly. As a result of such exercise, the Company received approximately $1.8 million.

As of December 31, 2024, the pre-funded warrants and series B warrants have been exercised in full.

During January 2025, certain warrant holders exercised 1,144,357 series A warrants into 1,144,357 ordinary shares accordingly. As a result of such exercise, the Company received approximately $1.2 million.

As of June 30, 2025, there were 1,837,461 series A warrants outstanding.

C.	Form F-3 (the “Form F-3”)
On August 9, 2024, the Company filed a Shelf Registration Statement on Form F-3 (the “Form F-3”) with the SEC for the registration under the Securities Act of 1933, as amended, of such indeterminate number of ordinary shares, warrants to purchase ordinary shares, and units, in one or more offerings for an aggregate initial offering price of up to $50,000,000 on Form F-3. The Form F-3 was declared effective by the SEC on August 16, 2024.

PARAZERO TECHNOLOGIES LTD.

D.	Registered direct offering - February 13, 2025

On February 13, 2025, the Company closed a registered direct offering utilizing the Form F-3. The Company issued and sold 2,518,182 ordinary shares and issued 300,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $3.1 million. The pre-funded warrants were exercised in full during the six month ended June 30, 2025.

E.	Equity Warrants

During April 2024, certain consultants exercised 359,020 warrants via a cashless exercise mechanism for which they received 355,974 ordinary shares.

As of June 30,2025, the remaining outstanding equity warrants (excluding series A warrants) are summarized in the table below:

Issuance date	In connection with	Expiry date	No. of warrants issued	Exercise price per ordinary share	No. of Ordinary shares underlying warrants
2022	Delta Drone Warrants*	90 days after the earlier of (i) February 2, 2027 and (ii) such time that the Ordinary Shares have a one calendar month that is at least 50% greater than the per share price	111,261	$4.00	111,261
2023	IPO Underwriter Warrants	July 30, 2028	97,500	$5.00	97,500
2023	IPO Consultant Warrants	September 19, 2028	144,606	$1.275	144,606

*	Warrants issued as part of the Delta Drone transaction with the Former Parent Company and upon the IPO completion.

F.	Stock-based Compensation

The Company’s Global Share Incentive Plan (2022) (the “Plan”) was adopted by Company’s Board of Directors (the “Board”) on March 28, 2022. The Plan provides for the grant of options to purchase ordinary shares, restricted share units representing ordinary shares and ordinary shares (collectively, the “Awards”) to the Company’s employees, officers, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

On February 19, 2025 the Company’s pool of shares under the Plan was increased by 2,500,000 ordinary shares. As of June 30, 2025, the total number of ordinary shares reserved for issuance under the Plan was 3,110,156 ordinary shares and 943,910 ordinary shares remain available for future awards under the Plan. Ordinary shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

PARAZERO TECHNOLOGIES LTD.

For the six months ended June 30, 2025, the Board approved the grant of an aggregate of 102,892 options to purchase ordinary shares to an employee of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The average exercise price of the options is $1.738 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $106,908 calculated using the Black Scholes option pricing model

A summary of the stock option activity for the six months ended June 30, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2024	518,320	$1.275
Granted	102,892	$1.738
Forfeited	15,131	$1.275
Options outstanding as of June 30, 2025	606,081	$1.35
Options exercisable as of June 30, 2025	21,183	$1.275

As of June 30, 2025, the Company had 584,898 unvested options, the weighted-average remaining contractual life of the outstanding options was 3.7 years.

As of June 30, 2025, the unrecognized compensation cost related to all unvested options of $344,823. The intrinsic value of the options expected to vest as of June 30, 2025 was $0.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2023 - 2025. The following assumptions were applied in determining the options’ fair value on their grant date:

	2025	2024
Risk-free interest rate	3.98% -4.37%	$3.9% -4.11%
Expected option term (years)	2.6 - 3.78	$3.8 - 5
Expected share price volatility	95.9% - 98%	77.3% -84.3%
Dividend yield	-	-

G.	Restricted Share Units Grant

On February 19, 2025, the Board resolved to approve the grant of an aggregate of 1,560,165 RSUs to certain officers, directors and consultants, subject to their continued engagement with the Company. The grant of the RSUs was made under and in accordance with the Plan and within, with the exception of the grant to the Company’s non-executive directors and the limitations set by the Company’s Compensation Policy. On March 27, 2025, the Company’s shareholders approved the grant of an aggregate of 587,286 RSUs (which are part of the 1,560,165 RSUs approved on February 19, 2025 by the Board) to the Company’s chief executive officer and the directors of the Company, subject to their continued engagement with the Company, as required under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder.

PARAZERO TECHNOLOGIES LTD.

The Company calculates the fair value of RSUs based on the fair value on the closing trading price of the underlying shares at the date of grant. Each RSU vests based on continued service to the Company, between 12 – 36 months. The grant date fair value of the award is recognized as stock-based compensation expense over the requisite service period.

The fair value of this grant was $1,631,411, As of June 30, 2025, the unrecognized compensation cost related to all unvested RSUs was $1,179,811

A summary of the RSUs activity for the six months ended June 30, 2025 is as follows:

	Amount of RSUs	Weighted Average Grant date Fair Value per Share
Outstanding as of December 31, 2024	-	$-
Granted	1,560,165	$1.045
Forfeited	-	$-
Vested	283,999	$0.95
Unvested and Outstanding as of June 30, 2025	1,276,166	$1.25

Note 9 – Commitments and Contingencies

A.	Israel Innovation Authority

The Company has received royalty-bearing grants from the Israel Innovation Authority (the “IIA”), for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company is required to pay royalties at the rate of 3%-3.5% depending on meeting certain conditions on sales of the products developed with the funds provided by the IIA, up to an amount equal to 300% of the IIA research and development grant received, depending upon the manufacturing volume that is performed outside of Israel, indexed to the U.S. dollar and bearing interest., Until December 31, 2023, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the Secured Overnight Financing Rate (“SOFR”), or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. indexed to the dollar including accrued interest at the SOFR rate.

As of December 31, 2019, the research and development projects funded by the IIA were completed. The total amount of the IIA grant received was $748 thousand.

As of June 30, 2025, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $587 thousand. During the six months ended on June 30, 2025, the Company paid the IIA royalties in the amount of approximately $8 thousand in connection with revenues recorded During the six months ended on December 31, 2024, of the products developed with the funds provided by the IIA.

When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. There is no certainty that the Company would obtain such approvals.

PARAZERO TECHNOLOGIES LTD.

B.	Liens

The Company’s long-term restricted deposits held in a bank in the amount of NIS 257,500 ($76,364) have been pledged as security in respect of guarantees granted by the bank to the Company’s landlords as part of the Company’s office lease agreement (see Note 5 above). Such deposits cannot be pledged to others or withdrawn without the consent of the bank.

NOTE 10 — SEGMENT REPORTING

Segment information is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment specializing in the developments and sale of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility aircraft, as described in Note 1.

The chief executive officer assesses performance for this segment and decides how to allocate resources based on operating expenses excluding non-cash items and net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The chief executive officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor budget versus actual results.

The table below summarizes the significant expense categories regularly reviewed by the chief operating decision maker for the period ended June 30, 2025 and December 31, 2024:

	June 30	June 30
	2025	2024
Sales	357,979	282,693
Cost of Sales (*)
Payroll and payroll related	100,632	79,930
Others	244,673	128,067

Research and Development expenses (*)
Payroll and payroll related	697,656	559,121
Material, subcontractors, consultants and other	419,550	97,654

Selling and Marketing expenses (*)
Payroll and payroll related	325,710	203,480
Professional services, tradeshows and others	407,139	311,964

General and Administrative expenses (*)
Payroll and payroll related	229,530	176,915
Professional services and Facility related and other	978,109	939,002

Other segment items: (*)	(749,065)	(187,349)

Net loss	2,295,955	2,026,094

(*)	Excluding share-based payments, change in fair value of derivative warrants liabilities, depreciation, inventory obsolescence expenses, finance income and expenses that are included in other segment items

Note 11 – Subsequent Events

A.

On July 3, 2025, the Company’s shareholders resolved the following:

1. To extend the shareholders resolution from July 24, 2024, to approve a reverse share split of the Company’s issued and outstanding ordinary shares, NIS 0.02 par value per share, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than 18 months after the date of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.

2. To approve the terms of employment of the Company’s new Chief Executive Officer

B.	On August 4, 2025, the Company closed a registered direct offering utilizing Form F-3 (the “Form F-3”). The Company issued and sold 1,700,001 Ordinary Shares and issued 300,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $2.2 million. As of the date of issuance of these condensed financial statements, pre-funded warrants to purchase 200,000 ordinary shares have been exercised and pre-funded warrants to purchase 100,000 ordinary shares are outstanding.